Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 33-28056 and 333-152032) on Form S-8 of Aerojet Rocketdyne Holdings, Inc. of our report dated June 2, 2017, with respect to the statement of net assets available for benefits of Aerojet Rocketdyne Retirement Savings Plan as of December 31, 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the related supplemental information as of December 31, 2016, appearing in this Annual Report (Form 11-K) of Aerojet Rocketdyne Retirement Savings Plan.

/s/ Moss Adams LLP
San Francisco, CA
June 2, 2017